UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One):

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES AND EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2003

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES AND EXCHANGE ACT OF 1934

For the transition period from _______ to _________
Commission file number 1-11657

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Tupperware Corporation Retirement Savings Plan
14901 South Orange Blossom Trail, Orlando, Florida 32837.

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Tupperware Corporation
14901 South Orange Blossom Trail, Orlando, Florida 32837

Tupperware Corporation Retirement Savings Plan

Financial Statements and Supplemental Schedule
December 31, 2003 and 2002

Tupperware Corporation
Retirement Savings Plan
Index
December 31, 2003 and 2002

* Other schedules required by 29 CFR 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable, or are not required for participant directed investment transactions.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Bank of America
390 North Orange Avenue, Ste 2400
Orlando FL 32801-9865
Telephone (407) 236 0550
Facsimile (407) 236 5149

Report of Independent Registered Certified Public Accounting Firm

To the Participants and Administrator of
the Tupperware Corporation Retirement Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Tupperware Corporation Retirement Savings Plan (the "Plan") at December 31, 2003 and 2002, and the changes in net assets available for benefits for the year ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States) and auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

Orlando, Florida
June 18, 2004

Tupperware Corporation
Retirement Savings Plan
Statements of Net Assets Available for Benefits
December 31, 2003 and 2002

	2003	2002
Assets		
Investments	$ 87,629,337	$ 76,532,383
Cash	7,076	-
	87,636,413	76,532,383
Receivables		
Accrued income	191,590	185,938
Due from brokers for securities sold	207,592	-
Total receivables	399,182	185,938
Total assets	88,035,595	76,718,321
Liabilities		
Accrued expenses	17,196	13,532
Due to brokers for securities purchased	421,592	223,683
Total liabilities	438,788	237,215
Net assets available for benefits	$ 87,596,807	$ 76,481,106

The accompanying notes are an integral part of these financial statements.

Tupperware Corporation
Retirement Savings Plan
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2003

Net assets available for benefits	
At beginning of year	$ 76,481,106
Additions to net assets	
Contributions	
Net company contributions	2,741,914
Employees' contributions	2,755,659
Employees' rollovers	147,500
	5,645,073
Net appreciation in fair value of investments	10,667,866
Interest and dividend income	2,640,349
Total additions	18,953,288
Deductions from net assets	
Benefits paid to participants	7,786,076
Administrative expenses	51,511
Total deductions	7,837,587
Net increase	11,115,701
Net assets available for Plan benefits	
End of year	$ 87,596,807

The accompanying notes are an integral part of these financial statements.

1. Description of the Plan

General

The Tupperware Corporation Retirement Savings Plan (the "Plan") is a defined contribution plan covering eligible employees of Tupperware Corporation and its subsidiaries (the "Company"). The Plan is subject to the provisions of the Employee Retirement Income Security Act (ERISA).

The investment assets of the Plan are held in the Tupperware Corporation Defined Contribution Trust (the "Trust") by Fidelity Management Trust Company ("Fidelity"), the Trustee of the Plan.

The Plan is administered on behalf of the Company by the Management Committee for Employee Benefits ("MCEB"), which functions as the Plan Administrator. MCEB is composed of certain officers of the Company appointed by the Compensation and Governance Committee of the Board of Directors of the Company (the "Compensation Committee").

The following description of the Plan provides only general information. Information about the Plan's provisions is contained in the Plan document, which may be obtained from the Company.

Participation

All eligible employees, whose customary employment is for at least 1,000 hours during a year, may participate in the Plan following the completion of six months of service. All eligible employees whose customary employment is not for at least 1,000 hours during a year may participate in the Plan following the 12-month period after their employment or any plan year thereafter, provided 1,000 hours of service are completed during the time period. For new hires, the number of hours used in assessing "customary employment" is based on the position's expected work schedule. In addition, an employee must not be an active participant in any other defined contribution plan to which the Company or any subsidiary contributes on his or her behalf.

Contributions

A participant may elect to contribute from 1% to 16% of their compensation, in whole percentage points, subject to the limitations of the Internal Revenue Code (the "Code"). The percentage of compensation contributed may be increased or decreased, at the election of the participant, any time during the year, but only once per pay period.

All eligible participant contributions are tax-deferred pursuant to a qualified cash or deferred arrangement subject to the limitations of the Code. Company contributions to the Plan are comprised of matching contributions and basic contributions. Company matching contributions are $0.50 for every $1.00 the participant contributes from 1% to 6% of eligible compensation, and Company basic contributions are an amount equal to 3% of eligible compensation up to the Social Security Wage Base (the SSWB) of $87,000 for 2003, and 6% of eligible compensation above the SSWB.

Participants may elect to invest their contributions and Company basic contribution, if any, in 1% increments in seven investment funds which invest in fixed income securities, large capitalization equities, small capitalization equities, guaranteed investment contracts, international equities and Company stock, as well as five target retirement date funds. As the target retirement date of a particular fund draws nearer, the asset allocation between stock, bond, and money market funds shifts more heavily to bond and money market investments. All Company matching contributions are invested in the Company Stock Fund. After attaining age 50, 55 and 62, a participant may elect to reduce the percentage of vested balances and future Company matching contributions invested in the Company Stock Fund by 25%, 50% and 100%, respectively. The Compensation Committee has approved effective January 1, 2005 the elimination of all restrictions on the transfer out of Company matching contributions from the Company Stock Fund.

During 2004, the Company has suspended its basic contribution as part of the Company cost reduction program.

Vesting and Distribution Options

Participants are fully vested in the current value of their contributions and earnings thereon, and become fully vested in the Company contributions and related earnings credited to their accounts based upon their years of service as shown in the following table:

Years of Service	Vested Percentage
Less than 1	0%
1 but less than 2	20%
2 but less than 3	40%
3 but less than 4	60%
4 but less than 5	80%
5 or more	100%

Participants who are age 65 or over, die or become permanently and totally disabled are automatically 100% vested in the value of Company contributions and related earnings credited to their accounts.

Upon termination of employment, participants generally may elect to receive the total value of their account attributable to their contributions, as well as the vested value of their Company contributions and related earnings in cash. Participants who entered the plan prior to October 1, 1998, may alternatively elect to have an annuity purchased on their behalf. For distributions from the Company Stock Fund, participants may elect to receive their eligible distribution in full shares of the Company's common stock or in cash.

Participant Loans
Participants may borrow from their Plan account balances for terms of one to five years. A participant may have up to two loans outstanding at any one time. The aggregate amount of the loans outstanding is limited to the lesser of $50,000 or 50% of the participant's vested account balance at the time a loan is made and bear interest at a rate of prime at the beginning of each month as published by the Wall Street Journal plus one percentage point at the time the loan is made. Repayments of principal and interest are credited to the borrowing participant's account and are allocated to investment funds using the participant's current investment election.

Forfeitures
Company contributions forfeited by terminating employees are used to reduce future Company contributions to the Plan as allowed by the Internal Revenue Service. The Company will reinstate forfeited balances to the accounts of employees who rejoin the Company within five years of their termination. At December 31, 2003, the balance of forfeited nonvested accounts available to reduce future contributions was $265,721. Forfeitures applied to reduce Company contributions during the year ended December 31, 2003 were $81,014.

2. Summary of Significant Accounting Policies

Basis of Accounting
The Company maintains the accounts of the Plan on an accrual basis.

Administrative Expenses
Certain administrative and recordkeeping costs associated with the Plan are charged to the Plan in accordance with Plan provisions and guidelines approved by MCEB. Remaining costs are absorbed by the Company. Fees incurred by the Plan for the investment management services amounted to $51,511 for the year ended December 31, 2003.

Investment Valuation
The investment assets in the Trust that are securities traded on a national securities exchange are valued at the quoted closing sale price on the last business day of the year. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year end. Participant loans are stated at cost, which approximates fair value. Common/Collective trusts, which invest primarily in guaranteed investment contracts, are valued at contract value. Contract value represents contributions made under the contracts, plus earnings, less participant withdrawals and administrative expenses.

Security Transactions and Income Recognition
Purchases and sales of investments by the Trust are recorded on a trade date basis. The Plan presents in the Statement of Changes in Net Assets Available for Benefits the net appreciation in fair value of investments, which consists of the realized gains and losses and the unrealized appreciation (depreciation) on those investments. Interest and dividend income is recorded when earned.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of additions to and deductions from net assets during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties
The Plan provides for various investment options. Investment securities are exposed to various risks, such as interest, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the Statement of Net Assets Available for Benefits.

Payments to Withdrawing Participants
The Plan records payments to withdrawing participants at the time of disbursement.

3. Termination of the Plan

It is the intent of the Company that the Plan continues into the future; however, MCEB, with approval of the Compensation and Governance Committee, reserves the right to terminate the Plan. In the event the Plan is terminated, participants would become fully vested in their accounts and the assets of the Plan would be distributed to the participants in proportion to their respective interests in the Plan at the time of termination.

4. Tax Status

The Plan has obtained a favorable determination letter, dated August 12, 2003, on the tax status of the Plan from the Internal Revenue Service. Accordingly, no provision for income taxes has been included in the Plan's financial statements.

5. Investments

Assets and investment earnings of the Trust are held in investment accounts, which are managed and invested by the Trustee and by asset managers appointed by MCEB. Certain investment funds may enter into hedging agreements and techniques to effectively manage the funds' portfolio risk and reward characteristics. Investment income (loss), as well as interest income, dividend income, and administrative expenses are allocated daily based upon the Plan's accumulated daily balances in the Trust's investment funds.

Investments that represent five percent or more of the Plan's net assets available for benefits at December 31, 2003 and 2002 were as follows:

Description	**2003**	**2002**
Tupperware Corporation Common Stock*	$ 14,725,978	$ 13,075,491
Spartan US Equity Index Fund	8,109,182	5,997,645
Fidelity Small Cap Selector	5,655,334	4,248,024
Fidelity Freedom Income Fund	5,585,527	4,892,238
Fidelity Freedom 2010 Fund	8,449,978	7,844,365
Fidelity Freedom 2030 Fund	11,017,290	8,958,251
Fidelity Managed Income Portfolio**	20,031,166	19,047,113
Other	14,061,958	12,469,256
Total assets held for investment	$ 87,636,413	$ 76,532,383

* Includes nonparticipant-directed amounts

** This investment holds assets stated at fair value and contracts that are stated at contract value

In total, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $10,667,866 as follows:

Common stock	$ 2,132,460
Registered investment companies	8,535,406
Net appreciation in fair value of investments	$ 10,667,866

6. Nonparticipant-Directed Investments

Information about the net assets and the significant components of the changes in net assets relating to the Company stock fund containing the non participant-directed investments as of December 31 is as follows:

	2003	2002
Company Stock Fund		
Net assets		
Tupperware Corporation common stock	$ 14,725,978	$ 13,075,491
Short-term investments	94,664	237,158
Receivables	399,182	185,938
Other liabilities	(425,335)	(231,559)
	$ 14,794,489	$ 13,267,028

	Year Ended December 31, 2003
Increase (Decrease) in Net Assets	
Contributions	$ 1,525,360
Participant loans, net	(129,379)
Dividend and interest income	766,831
Net appreciation in fair value of investments	2,132,460
Benefits paid to participants	(674,052)
Administrative expenses	(17,896)
Net transfers to participant-directed investments	(2,075,863)
	$ 1,527,461

7. Related Party Transactions

Certain Plan investments are shares of investments managed by Fidelity, Trustee. Transactions with the Trustee qualify as party-in-interest transactions. Amounts paid to Fidelity were for trustee and performance management fees; no fees were paid by the Plan for investment management services.

The Plan invests in the stock of the Company, and as of December 31, 2003 and 2002 the current value and number of shares was $14,725,978 and 849,249 and $13,075,491 and 867,075, respectively. For the year ended December 31, 2003, the Plan purchased 304,300 shares for $4,302,228 and sold 322,126 shares for $4,784,076.

Tupperware Corporation
Schedule H, line 4i, Schedule of Assets (Held at End of Year)
December 31, 2003

	Description	Par Value or Number of Shares	Cost	Current Value
	Common/Collective Trust			
*	Fidelity Managed Income Portfolio	20,031,166	$ 20,031,166	$ 20,031,166
	Registered Investment Companies			
*	Spartan US Equity Index Fund	205,764	9,568,578	8,109,182
*	Fidelity Small Cap Selector	315,236	5,442,087	5,655,334
*	Fidelity Diversified International Fund	110,112	2,475,543	2,655,905
*	Fidelity Freedom Income Fund	503,654	5,547,974	5,585,527
*	Fidelity Freedom 2000 Fund	278,082	3,242,017	3,275,806
*	Fidelity Freedom 2010 Fund	648,999	8,474,262	8,449,978
*	Fidelity Freedom 2020 Fund	305,282	4,056,282	3,974,777
*	Fidelity Freedom 2030 Fund	850,756	11,524,510	11,017,290
*	Fidelity Freedom 2040 Fund	20,903	139,792	158,032
*	Dodge & Cox stock	2,736	283,779	311,390
	Total Registered Investment Companies		50,754,824	49,193,221
*	Tupperware Corporation, Common Stock, $0.01 par	849,249	14,239,249	14,725,978
*	Fidelity Short-Term Investments/Money			
*	Market Funds	87,588	87,588	87,588
	Cash - Noninterest bearing	7,076	7,076	7,076
*	**Participant Loans**			
	Interest rates ranged from 5%-10.5%; terms from 1 to 5 years			3,591,384
	Total Investments			$ 87,636,413

* Identified as a party-in-interest

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: 6/25/04

TUPPERWARE CORPORATION
RETIREMENT SAVINGS PLAN

By: *[signature]*
Thomas M. Roehlk,
Chairman of the Management Committee
for Employee Benefits

EXHIBIT INDEX

Exhibit No.

23	Consent of Independent Registered Certified Public Accounting Firm to the incorporation of their report by reference into the prospectuses contained in specified registration statements on Form S-8.

CONSENT OF INDEPENDENT REGISTERED

CERTIFIED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-18331) of Tupperware Corporation of our report dated June 18, 2004 relating to the financial statements of the Tupperware Corporation Retirement Savings Plan, which appears in this Form 11-K.

PricewaterhouseCoopers LLP
Orlando, Florida
June 18, 2004